UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 12b-25

SEC FILE NUMBER
001-35471

CUSIP NUMBER
78636X204

NOTIFICATION OF LATE FILING

(Check One):	☐Form 10-K	☐Form 20-F	☐Form 11-K	☒ Form 10-Q	☐Form 10-D	☐Form N-SAR

For Period Ended:    June 30, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

SAExploration Holdings, Inc
Full Name of Registrant

N/A
Former Name if Applicable

1160 Dairy Ashford, Suite 160
Address of Principal Executive Office (Street and Number)

Houston, Texas 77079
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-- NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The compilation, dissemination and review of the information required to be presented in the Form 10Q for the period ending June 30, 2017 could not be completed and filed by August 14, 2017, without undue hardship and expense to the registrant. The registrant anticipates that it will file its Form 10Q for the period ended June 30, 2017 within the "grace" period provided by Securities Exchange Act Rule 12b-25.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Brent Whiteley	(281)	258-4400
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).    [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [_] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SAExploration Holdings, Inc. (the "Registrant") estimates that its results of operations for the three and six months ended June 30, 2017, as reflected in its condensed consolidated statements of operations to be included in its Form 10-Q for the three and six months ended June 30, 2017 will reflect the following significant change in its results of operations:

•
the Registrant expects to report a decrease in revenues to approximately $13.6 million and $99.7 million for the three and six months ended June 30, 2017, respectively, from $57.0 million and $147.2 million for the three and six months ended June 30, 2016, respectively;

•
the Registrant expects to report a net loss of approximately $17.9 million and $11.1 million for the three and six months ended June 30, 2017, respectively, compared to a net income of $0.3 million and $14.5 million for the three and six months ended June 30, 2016; and

•
the Registrant expects to report a basic and diluted net loss per share basic of approximately $1.91 and $1.18 for the three and six months ended June 30, 2017, respectively, compared to a basic income per share of $1.97 and $112.13 for the three and six months ended June 30, 2016, respectively, and diluted income per share of $1.97 and $112.09 for the three and six months ended June 30, 2016, respectively.

SAEXPLORATION HOLDINGS, INC
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2017

By:	/s/ Brent Whiteley
Name:	Brent Whiteley
Title:	Chief Financial Officer, General Counsel and Secretary

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